FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                  Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.  Enhertu recommended in EU for HER2-mutant NSCLC

15 September 2023

Enhertu recommended for approval in the EU by CHMP for
patients with HER2-mutant advanced non-small cell lung cancer

Recommendation based on DESTINY-Lung02 trial results which showed AstraZeneca and Daiichi Sankyo's Enhertu achieved strong and durable tumour responses in previously treated HER2-mutant disease

 Enhertu showed a confirmed objective response rate of 49% and median duration of response of 16.8 months

AstraZeneca and Daiichi Sankyo's Enhertu (trastuzumab deruxtecan) has been recommended for approval in the European Union (EU) as monotherapy for the treatment of adult patients with advanced non-small cell lung cancer (NSCLC) whose tumours have an activating HER2 (ERBB2) mutation and who require systemic therapy following platinum-based chemotherapy with or without immunotherapy.

Enhertu is a specifically engineered HER2-directed antibody drug conjugate (ADC) being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on the primary results from the DESTINY-Lung02 Phase II trial, which were presented at the IASLC 2023 World Conference on Lung Cancer and simultaneously published in the Journal of Clinical Oncology.

In the trial, Enhertu (5.4mg/kg) demonstrated a confirmed objective response rate (ORR) of 49.0% (95% confidence interval [CI] 39.0-59.1) and a disease control rate (DCR) of 93.1% (95% CI 86.4-97.2), as assessed by blinded independent central review (BICR), in patients with previously treated advanced or metastatic HER2-mutant (HER2m) NSCLC. One (1.0%) complete response (CR) and 49 (48.0%) partial responses (PR) were observed. The median duration of response (DoR) was 16.8 months (95% CI 6.4-not estimated [NE]). Median follow-up was 11.5 months at time of data cut-off of 23 December 2022.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "HER2-mutant non-small cell lung cancer is an aggressive form of lung cancer that often affects younger patients and has a poor prognosis, with limited approved therapies. This milestone recognises the unmet need in the European Union and if approved, Enhertu will provide the first targeted treatment option for these patients."

Ken Takeshita, Global Head, R&D, Daiichi Sankyo, said: "Enhertu is the first therapy to demonstrate a strong and durable tumour response in patients with previously treated HER2-mutant advanced non-small cell lung cancer, validating HER2 as an actionable target in lung cancer and supporting the potential to provide a much-needed option for these patients. This CHMP opinion is a positive step forward in advancing this HER2-directed antibody drug conjugate for these patients and we look forward to the European Commission decision."

The safety profile of Enhertu in the DESTINY-Lung02 trial was consistent with previous clinical trials with no new safety signals identified.

Notes

HER2m NSCLC
Lung cancer is the second most common form of cancer globally with more than two million cases diagnosed in 2020.1 In Europe, lung cancer is the third most commonly diagnosed cancer with more than 477,000 cases diagnosed in 2020.2 Lung cancer is also the leading cause of cancer-related deaths in Europe, with nearly 400,000 deaths reported in 2020.2 Prognosis is particularly poor for patients with metastatic NSCLC as only approximately 9% will live beyond five years after diagnosis.3

HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours, including lung, breast, gastric and colorectal cancers. Certain HER2 (ERBB2) gene alterations (called HER2 mutations) have been identified in patients with non-squamous NSCLC as a distinct molecular target, and occur in approximately 2-4% of patients with this type of lung cancer.4,5 While HER2 gene mutations can occur in a range of patients, they are more commonly found in patients with NSCLC who are younger, female and have never smoked.6 HER2 gene mutations have been independently associated with cancer cell growth and poor prognosis, with an increased incidence of brain metastases.7 Next-generation sequencing has been utilised in the identification of HER2 (ERBB2) mutations.8,9

Although the role of anti-HER2 treatment is well established in breast and gastric cancers, there were no approved HER2-directed therapies in NSCLC prior to the approvals of Enhertu by the Israel Ministry of Health (MOH) Pharmaceutical Division, the Japan Ministry of Health, Labour and Welfare and the accelerated US Food and Drug Administration (FDA) approval of Enhertu in unresectable or metastatic HER2m NSCLC.10,11

DESTINY-Lung02
DESTINY-Lung02 is a global, randomised Phase II trial evaluating the safety and efficacy of Enhertu in patients with HER2m advanced or metastatic NSCLC with disease recurrence or progression during or after at least one regimen of prior anticancer therapy that must have contained a platinum-based chemotherapy. Patients were randomised 2:1 to receive Enhertu 5.4mg/kg (n=102) or Enhertu 6.4mg/kg (n=50).

The primary endpoint of the trial is confirmed ORR as assessed by BICR. Secondary endpoints include confirmed DCR, DoR and PFS assessed by investigator and BICR, OS and safety.

DESTINY-Lung02 enrolled 152 patients at multiple sites, including Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload, an exatecan derivative, via a stable tetrapeptide-based cleavable linker.

Enhertu (5.4mg/kg) is approved in more than 50 countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received a (or one or more) prior anti-HER2-based regimen either in the metastatic setting, or in the neoadjuvant or adjuvant setting and have developed disease recurrence during or within six months of completing therapy based on the results from the DESTINY-Breast03 trial.

Enhertu (5.4mg/kg) is approved in more than 40 countries worldwide for the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+/ISH-) breast cancer who have received a prior systemic therapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy based on the results from the DESTINY-Breast04 trial.

Enhertu (5.4mg/kg) is approved in Israel, Japan and under accelerated approval in the US for the treatment of adult patients with unresectable or metastatic NSCLC whose tumours have activating HER2 (ERBB2) mutations, as detected by a locally or regionally approved test, and who have received a prior systemic therapy based on the results from the DESTINY-Lung02 trial. Continued approval for this indication in the US may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu (6.4mg/kg) is approved in more than 30 countries for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 and/or DESTINY-Gastric02 trials.

Enhertu development programme
A comprehensive clinical development programme is underway globally, evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Daiichi Sankyo collaboration
Daiichi Sankyo Company, Limited (TSE: 4568) [referred to as Daiichi Sankyo] and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1)
WHO. International Agency of Cancer Research. Cancer Today. 2020. Available at: https://gco.iarc.fr/today/home. Accessed September 2023.
2)
WHO. International Agency of Cancer Research. Europe. 2020. Available at: https://gco.iarc.fr/today/data/factsheets/populations/908-europe-fact-sheets.pdf. Accessed September 2023.
3)
American Cancer Society. Lung Cancer Survival Rates. Available at: https://www.cancer.org/cancer/lung-cancer/detection-diagnosis-staging/survival-rates.html. Accessed September 2023.
4)
Liu S, et al. Targeting HER2 Aberrations in Non-Small Cell Lung Cancer with Osimertinib. Clin Cancer Res. 2018;24(11):2594-2604.
5)
Riudavets M, et al. Targeting HER2 in non-small-cell lung cancer (NSCLC): a glimpse of hope? An updated review on therapeutic strategies in NSCLC harbouring HER2 alterations. ESMO Open. 2021;6(5):100260.
6)
Pillai RN, et al. HER2 mutations in lung adenocarcinomas: A report from the Lung Cancer Mutation Consortium. Cancer. 2017;123:4099-105.
7)
Offin M, et al. Frequency and Outcomes of Brain Metastases in Patients With HER2-Mutant Lung Cancers. Cancer. 2019;125(24):4380-4387.
8)
Hechtman, J, et al. The Past, Present, and Future of HER2 (ERBB2) in Cancer: Approaches to Molecular Testing and an Evolving Role in Targeted Therapy. Cancer Cytopathol. 2019; 127(7):428-431.
9)
Gulilat, M, et al. Targeted next generation sequencing as a tool for precision medicine. BMC Med Genomics. 2019;12(1):81.
10)
Zhou J, et al. Efficacy of PD-1/PD-L1 blockade monotherapy in clinical trials. Ther Adv Med Oncol. 2020;12:1758835920937612.
11)
Ren S, et al. Corrigendum to 'Consensus for HER2 Alterations Testing in Non-small Cell Lung Cancer'. ESMO Open. 2022;7(3):100482.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 September 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary